Exhibit (n)(3)

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of Saratoga Investment Corp. on Form N-2 of our report dated May 5, 2021 with respect to the statement of assets and liabilities, including the schedule of investments, as of February 28, 2021, and the related statements of operations, changes in net assets, and cash flows for the year ended February 28, 2021, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in the Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2021.

We also consent to the reference to our firm under the headings “Independent Auditors” and “Part C – Other Information” in such Prospectus.

/s/ CohnReznick LLP

Chicago, Illinois

July 1, 2021